FOR IMMEDIATE RELEASE

  CORONADO EXPLORATIONS LTD. LAUNCHES PRODUCT DEVELOPMENT PARTNERSHIP WITH
                PREMIER CANADIAN BASED FOOD TECHNOLOGY CENTER

February 12th, 2002, London - Coronado Explorations Ltd. (The Company) (OTC:BB-COOX) announced today that its wholly owned subsidiary Naturol Inc. (www.naturol.net) has commenced a product research and development program through its Canadian subsidiary Naturol (Canada) Ltd. with the Prince Edward Island Food Technology Center based in Charlottetown, Prince Edward Island, Canada.

The Prince Edward Island Food Technology Center (FTC) (www.gov.pe.ca/ftc) is a recognised world class facility providing a range of innovative, leading edge services to the agri-food and seafood processing industries. Its resources include project management, laboratory analysis, technical support, applications development and biomass extraction technology. The FTC has produced a number of successful, innovative food products via its commercially oriented research and development programs.

Under the terms of the product research and development program, it is estimated that the initial partnership will cost a total of $360,000, of which Canada's National Research Council will contribute $120,00. Together with other Canadian Federal and Provincial grants, Naturol's net contribution is anticipated to cost approximately $135,000. Through the joint development program, the FTC and Naturol will research and develop a number of new proprietary products for the Pharmaceutical and Nutraceutical industries. Initially the research will focus on natural resources indigenous to the Atlantic region of Canada.

Phase one of the research program will include:

* Developing a new and improved, patented applied process for extraction of Taxanes from Canadian Yew trees. Taxanes are the precursors for Paclitaxel, a widely used, powerful anti-cancer drug.


* Optimising Naturol's unique patented ability to produce natural Astaxanthin pigment from processing of seafood shell waste. Wild salmon, shrimp and trout receive their pink coloration from Astaxanthin in their natural diet. Farmed fish are fed a synthetic chemical dye substitute, sales of which now exceed $150 million annually. Naturol believes it can produce natural Astaxanthin at a significantly lower cost to the chemical dye alternative.

"Naturol is very fortunate indeed to have access to one of the premier food technology centers in the world" said Paul McClory, Chairman and CEO. "This program will allow Naturol to access on a highly costs effective basis, a world class laboratory with some of the finest scientists and technicians in the agri - food industry. Through this collaborative effort, the PEI FTC will become the principal source of product development for Naturol's expanding basket of proprietary extraction technologies as well as opening up additional commercial opportunities in the agro-industrial arena through the FTC's established client base," said McClory

Naturol Inc. is dedicated to becoming a global leader in the commercialization of technology for the production of low cost, high quality extracts from natural materials. Naturol's proprietary technologies offer a benign and cost effective alternative to current extraction technologies and will produce high quality extracts to be used in the $2.4 billion dollar U.S. market for pharmaceutical, neutraceuticals, flavors and fragrances.

Forward Looking Statements. The statements in this press release regarding the merger, future opportunities and any other effect, result or aspect of the transaction and any other statements, which are not historical fact, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereo or to reflect the occurrence of unanticipated events.

CONTACT:

Naturol Inc.
Brad Grieco or Isaac Moss
Tel: 702 450 1600
Fax: 702 450 5790